UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14225

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HNI Corporation Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HNI Corporation 600 East Second Street P. O. Box 1109 Muscatine, Iowa 52761-0071

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION Including Reports of Independent Registered Public Accounting Firms As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN TABLE OF CONTENTS Reports of Independent Registered Public Accounting Firms 1-2 Financial Statements Statements of Net Assets Available for Benefits 3 Statement of Changes in Net Assets Available for Benefits 4 Notes to Financial Statements 5-12 Supplemental Information Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Members of the Administrative and Fund Committee and Plan Participants of the HNI Corporation Profit Sharing Retirement Plan Muscatine, Iowa Opinion on the 2023 Financial Statements We have audited the accompanying statement of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2023 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion. Supplemental Information The supplemental information contained in the Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2023 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2023 financial statements as a whole. /s/ FGMK, LLC We have served as the Plan’s auditor since 2024. Bannockburn, Illinois June 18, 2024

1 Report of Independent Registered Public Accounting Firm To the Plan Administrator, Plan Participants and Members of the Administrative and Fund Committee of HNI Corporation Profit Sharing Retirement Plan Opinion on the Financial Statements We have audited the accompanying statement of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion. /s/ Baker Tilly US, LLP We served as the Plan’s auditor from 2007 to 2023. Minneapolis, Minnesota June 22, 2023

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Page 3 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS As of December 31, 2023 and 2022 ASSETS 2023 2022 INVESTMENTS AT FAIR VALUE Participant-directed investments $905,295,582 $809,283,572 HNI Corporation stock 92,314,458 63,887,963 Total investments, at fair value 997,610,040 873,171,535 RECEIVABLES Employer contributions Other Notes receivable from participants 4,996,932 34,604 14,188,559 8,939,847 43,643 12,833,170 Total receivables 19,220,095 21,816,660 NET ASSETS AVAILABLE FOR BENEFITS $1,016,830,135 $894,988,195 See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Page 4 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Year Ended December 31, 2023 ADDITIONS Contributions Participant $ 37,828,272 Employer cash 23,789,540 Employer noncash (HNI Corporation common stock) 3,864,916 Rollovers 3,973,478 Total contributions 69,456,206 Investment Income Net appreciation in fair value of investments 158,601,764 Interest and dividends 6,888,790 Net investment income 165,490,554 Interest from participant notes receivable 797,875 Total additions 235,744,635 DEDUCTIONS Benefits paid to participants 113,292,130 Administrative expenses 612,636 Total deductions 113,904,766 NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS 121,839,869 PLAN MERGER IN 2,071 NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year 894,988,195 NET ASSETS AVAILABLE FOR BENEFITS - End of year $1,016,830,135 See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 5 NOTE 1 - Description of the Plan The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. General and Eligibility - The Plan is a defined contribution plan covering substantially all employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions, including: Allsteel Inc., Design Holdings Inc., The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, Sagus, LLC, Maxon Furniture Inc., Monessen Hearth Systems Company LLC, OFM, LLC, Vermont Casting Group, and Outdoor Greatroom, LLC (collectively the "Company” and “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective July 24, 2022, the Plan was amended to merge the Outdoor Greatroom, LLC Plan into this Plan and to add Outdoor Greatroom, LLC as a participating subsidiary/employer. Residual balances related to the merger are still being transferred into the Plan in 2023. The Administrative and Fund Committee determine the appropriateness of the Plan’s investment offerings and monitor investment performance. Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code (“Code”). At the time of employment or reemployment and unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a three percent (3%) pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Thereafter, on the anniversary date of such participant’s automatic enrollment date, the pre-tax deferral rate is increased by one percent (1%) until such time as it reaches a maximum of ten percent (10%). Participants also may contribute amounts representing distributions (“rollover contributions”) from other qualified benefit or defined contribution plans. The Company provides Employer contributions to eligible participant accounts. Certain subsidiaries/ divisions provide Employer matching contributions. The Company made Employer matching contributions, net of forfeitures, of $22,581,126 for the 2023 Plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant’s compensation earned, as described above (“Company ownership contribution”). The Company made a Company ownership contribution of $3,864,916 for the 2023 Plan year in 2024. Each subsidiary/division may make additional Employer contributions to the Plan from their accumulated profits (“profit-sharing contributions”), at the discretion of the Board of Directors. In order to receive this Employer contribution, participants must have been credited for completing 1 year of service. The Company elected to make an Employer profit-sharing contribution of $1,132,016 for the 2023 plan year. Additionally, the Company contributed $76,398 of Employer contributions in 2023 related to the Plan year ended December 31, 2022.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 6 NOTE 1 - Description of the Plan - continued Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, Employer contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Employer contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account. Vesting – New participants in the Plan will be immediately vested in their entire account. All other participants with active accounts are fully vested in their entire account; however, amounts held in the Outdoor Greatroom (OG) Plan Matching Account and OG Nonelective Account effective as of the date of the merger are subject to the vesting schedules shown below: Years of Vesting Service OG Schedule Vested Percentage Less than 1 year 0% At least 1 year but less than 2 years 20% At least 2 years but less than 3 years 40% At least 3 years but less than 4 years 60% At least 4 years but less than 5 years 80% At least 5 years but less than 6 years 100% Investment Options – Participants may direct the investment of their account balances into any of the various investment options, which include HNI Corporation Stock Fund, and the Fidelity BrokerageLink, as well as mutual fund and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network. Notes Receivable From Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, “eligible loan accounts”). The loans are secured by the balance in the participant's account. Loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest, which approximates fair value. Should a Participant default on a Plan loan, as defined by the Plan loan policy, the loan would then be considered a distribution. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 7 NOTE 1 - Description of the Plan - continued Payment of Benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the Plan document. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½ and for participants experiencing financial hardship. Recent Legislation – In December 2022, SECURE Act 2.0 (“SECURE 2.0”) was enacted. SECURE 2.0 contains numerous significant changes for retirement plans, plan sponsors, and retirement plan providers. For example, SECURE 2.0 contains provisions related to, among many other things, increasing the required minimum distribution age, reducing required minimum distribution penalties, and removing required minimum distribution barriers for annuities. Many of the provisions in SECURE 2.0 went effective in 2023, but SECURE 2.0 will not be completely implemented until 2027. The Internal Revenue Service (“IRS”) has issued additional guidance addressing specific issues arising from the implementation of the provisions of SECURE 2.0. NOTE 2 - Summary of Significant Accounting Policies Basis of Accounting – The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Concentration of Credit Risk – Substantially all of the Plan’s assets were held by the Custodian. Estimates and Assumptions – The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes. Investment Valuation and Income Recognition – The Plan's investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrative and Fund Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2023 and 2022. Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 8 NOTE 2 - Summary of Significant Accounting Policies - continued Forfeitures – As of December 31, 2023 there were $29,805 of unallocated Plan assets resulting from forfeited participant accounts. The Plan used $26,605 of forfeitures to offset Plan administrative expenses, and $234 to offset Employer contributions for the year ended December 31, 2023. As of December 31, 2022 there were $46,915 of unallocated Plan assets resulting from forfeited participant accounts. NOTE 3 - Company Stock Company ownership contributions are directed to the HNI Corporation Stock as non-participant directed contributions. Employer profit sharing and retirement contributions are directed to the HNI Corporation Stock by participants. Information about the net assets and the significant components of the changes in net assets relating to the investments of the HNI Corporation Stock was as follows: December 31, December 31, 2023 2022 HNI Corporation common stock $ 92,314,458 $ 63,887,963 Employer contribution receivable Profit sharing contribution 4,984 18,260 Company ownership contribution 3,864,916 5,056,533 Net assets – HNI Corporation stock $ 96,184,358 $ 68,962,756 Changes in net assets related to Company Stock consisted of the following for the year ended December 31, 2023: Employer contributions Profit sharing and match $ 133,264 Company ownership contribution 3,864,916 Participant contributions 228,235 Net appreciation in fair value 29,802,442 Dividends 2,909,771 Benefits paid to participants (7,782,332) Expenses (52,165) Transfers from Company Stock (1,986,463) Transfers to Company Stock 103,934 Changes in net assets – HNI Corporation stock $ 27,221,602 NOTE 4 – Fair Value Measurements Investments are valued at fair value. Accounting Standards Codification (“ASC”) Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under authoritative guidance are described below:

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 9 NOTE 4 – Fair Value Measurements - continued Basis of Fair Value Measurement Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities; Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:  Quoted prices for similar assets or liabilities in active markets;  Quoted prices for identical or similar assets or liabilities in inactive markets;  Inputs other than quoted prices that are observable for the asset or liability; and  Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022. Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Self Directed Brokerage accounts: These are participant self-directed investments which consist primarily of common stocks, mutual funds and money market funds. The valuation techniques and inputs for each of these investments are described above. Collective funds: Valued at the NAV of units of the collective fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser may reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2023 and 2022.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 10 NOTE 4 – Fair Value Measurements - continued Assets at Fair Value as of December 31, 2023 Level 1 Level 2 Level 3 Total Mutual funds $ 140,398,683 $ - $ - $ 140,398,683 Money market funds 1,132,724 - - 1,132,724 Common stocks 92,314,458 - - 92,314,458 Self-directed brokerage 48,800,532 - - 48,800,532 Total assets in the fair value hierarchy $ 282,646,397 $ - $ - 282,646,397 Investments measured at net asset value (a) 714,963,643 Investments at fair value $ 997,610,040 Assets at Fair Value as of December 31, 2022 Level 1 Level 2 Level 3 Total Mutual funds $ 116,863,959 $ - $ - $ 116,863,959 Money market funds 930,898 - - 930,898 Common stocks 63,887,963 - - 63,887,963 Self-directed brokerage 38,807,947 - - 38,807,947 Total assets in the fair value hierarchy $ 220,490,767 $ - $ - 220,490,767 Investments measured at net asset value (a) 652,680,768 Investments at fair value $ 873,171,535 (a) In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Net asset values and fair values were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2023 and 2022. There are no restrictions on redemption of Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day. The Plan’s practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2023, the Plan had no transfers between Levels 1, 2, or 3.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 11 NOTE 5 - Federal Income Tax Status The Plan was fully restated effective January 1, 2022, however, due to IRS guidelines, a determination letter was not applied for nor received for the restated document. The Plan has since been amended; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to be qualified and the related trust is tax exempt. US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. NOTE 6 – Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. NOTE 7 - Related Party Transactions At December 31, 2023 and 2022, the Plan held 2,206,812 and 2,247,117 shares, respectively, of the common stock of the Company, with a cost basis of $73,275,231 and $75,043,689 at December 31, 2023 and 2022, respectively. Contributions receivable as of December 31, 2023 and 2022 included $3,864,916 and $5,056,533, respectively, to be put towards the purchase of shares of common stock. During the year ended December 31, 2023, the Plan recorded dividend income of $2,909,771 from Company common stock. Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party in interest transactions. Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity exceeds the amount owed under the Plan, Fidelity remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023 Page 12 NOTE 8 – Risks and Uncertainties The Plan utilizes various investment instruments. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. As of December 31, 2023, Plan assets invested in one mutual fund and three target date collective income funds representing more than 10% of Net Assets Available for Benefits which totaled $115,773,464 and $498,046,183, respectively. As of December 31, 2022, Plan assets invested in one mutual fund and three target date collective investment funds representing more than 10% of the Net Assets Available for Benefits which totaled $93,477,918 and $472,447,886, respectively. NOTE 9– Administration of Plan Assets The Plan’s assets are administered under an agreement with Fidelity Management Trust Company, the trustee of the Plan. The trustee invests funds received from contributions, investment sales, interest and dividend income, and makes benefit payments and other distributions to participants. NOTE 10 – Subsequent Events Management has evaluated the impact of all subsequent events through the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

Page 13 (a) (b) Identity of Issuer/ Borrower, Lessor, or Similar Party (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (d) Cost** (e) Market Value * HNI CORPORATION COMMON STOCK RT46, 2,206,812.854 shares $ 73,275,231 $ 92,314,458 FIDELITY BROKERAGE LINK ** 48,800,532 MONEY MARKET AND MUTUAL FUNDS: Doubleline Core Fixed Income Fund Class I ** 10,007,583 * Fidelity Government Cash Reserves ** 1,132,724 American Funds EuroPacific Growth Fund Class R-6 ** 14,617,636 Vanguard Total Stock Market Index Fund Institutional Plus Shares ** 115,773,464 COMMON COLLECTIVE FUNDS: Morley Stable Value Fund Class 20-II ** 27,640,377 Vanguard Target Retirement Income Trust I ** 38,407,694 Vanguard Target Retirement 2020 Trust I ** 126,825,134 Vanguard Target Retirement 2025 Trust I ** 9,773,395 Vanguard Target Retirement 2030 Trust I ** 213,973,651 Vanguard Target Retirement 2035 Trust I ** 8,759,624 Vanguard Target Retirement 2040 Trust I ** 157,247,398 Vanguard Target Retirement 2045 Trust I ** 5,125,658 Vanguard Target Retirement 2050 Trust I ** 92,715,524 Vanguard Target Retirement 2055 Trust I ** 3,228,457 Vanguard Target Retirement 2060 Trust I ** 29,863,454 Vanguard Target Retirement 2065 Trust I ** 1,254,273 Vanguard Target Retirement 2070 Trust I ** 149,004 * LOANS TO PARTICIPANTS (maturing from 2024 - 2038, with interest rates from 4.25% to 9.50%) 14,188,559 Total assets held at end of year $ 1,011,798,599 * Represents a party-in-interest to the Plan. ** Cost not required for participant-directed investments. See accompanying Report of Independent Registered Public Accounting Firm. HNI CORPORATION PROFIT SHARING RETIREMENT PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2023 EIN: 42-0617510; PLAN: 001

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of FGMK, LLC, Independent Registered Public Accounting Firm
23.2	Consent of Baker Tilly US, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Fund Committee and the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI Corporation Profit Sharing Retirement Plan

Date: June 21, 2024	By:	/s/ Marshall H. Bridges
Marshall H. Bridges Administrative and Fund Committee Member and Senior Vice President and Chief Financial Officer of HNI Corporation